Exhibit 99.1

Cash Store Financial releases first quarter results

Adjusted EBITDA increases 4.3% compared to Q1 FY12

EDMONTON, Feb. 6, 2013 /CNW/ - The Cash Store Financial Services Inc. (Cash Store Financial) (TSX: CSF; NYSE: CSFS) today announced results for the quarter ended December 31, 2012. The following financial results are expressed in Canadian dollars.

Highlights for the three months ended December 31, 2012 (a table of results can be found at the end of this news release):

•	Loan volume up 1.9% to $203.4 million from $199.6 million in the first quarter last year.
•	Loan fees increased by 15.5% to $38 million from $32.9 million in the same period last year.
•	Adjusted EBITDA of $9.8 million, up 4.3% from $9.4 million for the same quarter last year. EBITDA of $6.7 million, up 63.4% from $4.1 million for the same quarter last year.
•	Quarterly revenue of $49.5 million, up 8.0% from $45.8 million for the same quarter last year. This increase is due primarily to an increase in loan volume growth in both operations in Canada and the United Kingdom.
•	Same branch sales increased 11.3% to $90,000 from $80,000 in the same quarter last year
•	Sales expenses of $26.8 million, down 15.2% from $31.6 million for the same quarter last year.
•	Other revenue of $11.5 million, down 11.5% from $13.0 million for the same quarter last year. This decrease is primarily due to a decrease in other income in Canada due to the simplification and re-pricing of optional services as Cash Store Financial continues to offer more cost efficient ancillary services to customers.
•	Diluted loss per share of $0.09 per share, down from earnings per share of $0.06 per share for the same quarter last year.
•	Net loss of $1.7 million, down from net income of $989,000 for the same quarter last year.
•	Branch count was 536, down 60 branches from 596 branches at December 31, 2011.

Mr. Gordon Reykdal, Chairman and CEO commented, "The first quarter was notable for strong year over year growth in all critical areas of our business and I am pleased with the continued progress over the past three quarters. Year-over-year loan volume was up, loan fees were up, consolidated revenue was up, and same branch sales were up. We continued to secure strong quarter over quarter improvements in branch operating income.  Growth in Adjusted EBITDA increased 4.3% to $9.8 million from $9.4 million in the same period last year.  Overall, I am pleased with our positive direction. During Q2 of fiscal 2012, the Company initiated a number of efficiency initiatives to improve overall performance, including the acquisition of our loan portfolio and an ongoing effort to eliminate underperforming branches. We have effectively executed upon those initiatives, improving the Company's profitability profile and setting the stage for a return to growth during fiscal 2013. Despite having consolidated more than 60 branches from our Canadian operations, same branch revenues have increased by 11% in comparison to the same quarter last year.  The loss in the current period of $1.7 million was attributable primarily to expenses associated with a restatement of results for the second and third quarters of fiscal 2012."

"Over the past three quarters we have achieved consistent year-over-year revenue growth and consistent sales expense reductions across our branch network. We continue to execute upon our strategy to achieve stable profitability going forward," added Mr. Reykdal.

First quarter financial detail

First quarter loan volume was $203.5 million, up 1.9% percent from $199.6 million in the same period last year. Although volume is down sequentially from $207 million in the fourth quarter, this decline is in-line with seasonal trends, and remains reflective of positive quarter over quarter growth. Consolidated revenue for the first quarter was up 8.1% to $49.5 million from $45.8 million in the same period last year.  The year over year increase in revenue is attributable to both the Canadian and UK operations and the recorded interest portion of loan fee revenue in the regulated provinces. Before the Company's acquisition of the loan portfolio, that interest went to third-party lenders.  Overall revenue growth was offset by a decline in other revenues of 11.5% to $11.5 million from $13.0 million for the same quarter last year, as the Company optimizes its sales processes to simplify and re-price ancillary services in order to encourage greater uptake of basic loans.  Net loss for the quarter was $1.7 million, a sequential decrease of $2.0 million compared to Q4- 2012 and a decrease of $2.7 million from a net income of $1.0 million for the same quarter last year. This decrease is primarily attributable to expenses incurred in the quarter associated with a restatement of results for the second and third quarters of fiscal 2012. First quarter Adjusted EBITDA was $9.8 million, up 4.3 percent from $9.4 million for the same quarter last year.  EBITDA for the first quarter was $6.7 million, up 63.4% from $4.1 million for the same quarter last year.

The Board of Directors has determined not to issue a quarterly dividend for the period ending December 31, 2012.  The Board of Directors reviews the Company's dividend distribution policy on a quarterly basis. The review includes evaluating the financial position, profitability, cash flow and other factors that the Board of Directors considers relevant.

Balance sheet

The Company completed the quarter with $22.4 million in consolidated cash balances, compared to $19.1 million as of September 30, 2012.

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates 512 branches across Canada under the banners "Cash Store Financial" and "Instaloans". Cash Store Financial also operates 25 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the Freedom card) and a prepaid credit card (the Freedom MasterCard) as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,900 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store".  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Non-GAAP Performance Measures
This news release contains non-GAAP performance measures. These measures do not have standardized meanings under U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies. The non-GAAP financial measures disclosed by the Company in this release are as set out below.

Sales Expenses are a measure of expenses at the branch and regional operating level. Sales expenses include salaries and benefits, rent, selling, general and administrative, advertising and promotion, depreciation of property and equipment that are attributed to the Company's branch and regional operations.

EBITDA is calculated as net income (loss) and comprehensive income (loss) before interest expense, income tax expense, stock-based compensation expense, depreciation of property and equipment and amortization of intangible assets. Based on EBITDA, the effects of other items and/or non-cash expenses are removed to calculate Adjusted EBITDA. Although EBITDA and Adjusted EBITDA do not have a standardized meaning prescribed by U.S. GAAP, we believe it may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded from Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, Adjusted EBITDA should not be considered in isolation from or as an alternative to operating income, cash provided from operating activities or other income or cash flow data prepared in accordance with U.S. GAAP. The Company provides a reconciliation of EBITDA and Adjusted EBITDA  to net income reported in accordance with US GAAP below. Investors and readers are encouraged to review the reconciliation of this non-GAAP financial measure to reported net income.

Forward-Looking Information
This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular this news release contains forward-looking information with respect to our goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition as well as initiatives to grow revenue or reduce retention payments.  Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual Information Form, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 20-F filed with the  U.S. Securities and Exchange Commission.  All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Selected First Quarter Information

	3 Months Ended	3 Months Ended
($000s, except for per share amounts, number of loans and branch count)	31-Dec-11	31-Dec-12	% change

Consolidated results
Canadian branch count	573	511
UK branch count	23	25
Total branches	596	536	-10%

Loan volume	$199,611	$203,463	2%

Revenue
Loan fees	$32,892	$38,018	16%
Other income	12,956	11,485	-11%
	45,848	49,503	8%

Sales expenses
Salaries and benefits	16,856	14,462	-14%
Rent	4,763	4,434	-7%
Selling, general and administrative	6,495	4,969	-23%
Advertising and promotion	1,690	1,369	-19%
Depreciation of property and equipment	1,776	1,560	-12%
	31,580	26,794	-15%
	14,268	22,709	59%
Provision for loan losses	668	9,254	1285%
Retention payments	6,557	1,769	-73%
Corporate expenses	5,026	6,712	34%
Interest expense	-	4,400
Other depreciation and amortization	583	2,172	273%
Income before income taxes	1,434	(1,598)	-211%
Net income (loss) and comprehensive income (loss)	$989	$(1,652)	-267%
EBITDA	4,091	6,679	63%
Adjusted EBITDA	9,435	9,811	4%
Weighted average number of shares outstanding
- basic	17,420	17,542	1%
- diluted	17,566	17,542	0%
Basic earnings (loss) per share	$0.06	$(0.09)	-250%
Diluted earnings (loss) per share	$0.06	$(0.09)	-250%
Consolidated Balance Sheet Information
Working capital	$12,395	$63,284	411%
Total assets	125,993	207,697	65%
Total long-term financial liabilities*	10,257	129,754	1165%
Total long-term liabilities	18,270	137,233	651%

*Total long-term financial liabilities excludes long term portion of deferred revenue, deferred lease inducements and deferred tax liabilities

Summary of Quarterly Results

	(thousands of dollars, except for per share amounts and branch figures)	2011			2012				2013
		Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1

	Consolidated Results
No. of branches	Canada	573	574	574	573	569	529	511	511
	United Kingdom	6	8	12	23	25	25	25	25
		579	582	586	596	594	554	536	536

	Loan volume	$198,775	$204,616	$201,720	$199,611	$191,030	$199,861	$207,210	$203,463

	Revenue
	Loan fees	$32,813	$33,944	$33,552	$32,892	$30,545	$36,204	$38,353	$38,018
	Other income	13,247	14,985	13,625	12,956	11,544	12,454	12,464	11,485
		46,060	48,929	47,177	45,848	42,089	48,658	50,817	49,503
	Sales expenses
	Salaries and benefits	16,406	17,002	16,984	16,856	17,673	16,493	14,921	14,462
	Rent	4,615	4,647	4,706	4,763	4,911	4,719	4,548	4,434
	Selling, general and administrative	6,086	6,127	6,041	6,495	6,406	5,727	4,971	4,969
	Advertising and promotion	1,419	1,367	1,492	1,690	1,063	1,212	1,215	1,369
	Depreciation of property and equipment	1,687	1,710	1,744	1,776	1,785	1,675	1,607	1,560
		30,213	30,853	30,967	31,580	31,838	29,826	27,262	26,794

	Provision for loan losses	654	662	580	668	10,798	10,104	9,433	9,254
	Retention payments	6,578	6,775	6,244	6,557	2,271	554	586	1,769
	Corporate expenses	4,256	4,804	5,171	5,026	6,625	5,394	5,707	6,712
	Interest expense	-	-	-	-	2,892	4,355	4,376	4,400
	Branch closures costs	-	-	-	-	-	908	666	-
	Impairment of property and equipment	-	-	-	-	3,017	-	408	-
	Expense to settle pre-existing relationships
	with third-party lenders	-	-	-	-	36,820	-	-	-
	Other depreciation and amortization	548	456	570	583	1,503	1,770	2,117	2,172
	Net income (loss) before income taxes
	and class action settlements	3,811	5,379	3,645	1,434	(53,675)	(4,253)	261	(1,598)
	Class action settlements	-	3,206	-	-	-	-	-	-
	Taxes	1,311	1,018	1,610	445	(12,645)	(813)	(130)	54
	Net income (loss) and comprehensive
	income (loss)	$2,500	$1,155	$2,035	$989	$(41,030)	$(3,440)	$391	$(1,652)
	EBITDA	6,260	4,547	6,207	4,091	(47,274)	3,764	8,583	6,679
	Adjusted EBITDA	11,835	12,855	11,161	9,435	2,428	6,960	11,190	9,811
	Basic earnings (loss) per share	$0.15	$0.07	$0.12	$0.06	$(2.35)	$(0.20)	$0.02	$(0.09)
	Diluted earnings (loss) per share	$0.14	$0.07	$0.12	$0.06	$(2.35)	$(0.20)	$0.02	$(0.09)

EBITDA and Adjusted EBITDA Reconciliation

(thousands of dollars)	2011			2012				2013
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1

Consolidated Results
Net income (loss) and
comprehensive income (loss)	$2,500	$1,155	$2,035	$989	$(41,030)	$(3,440)	$391	$(1,652)
Interest expense and other interest	36	34	33	105	2,920	4,383	4,439	4,400
Income tax	1,311	1,019	1,608	445	(12,645)	(813)	(129)	54
Stock-based compensation	180	171	218	193	193	189	158	145
Depreciation of property and equipment
and amortization of intangible assets	2,233	2,168	2,313	2,359	3,288	3,445	3,724	3,732
EBITDA	$6,260	$4,547	$6,207	$4,091	$(47,274)	$3,764	$8,583	$6,679
Adjustments:
Class action settlements	$-	$3,206	$-	$-	$-	$-	$-	$-
Expense to settle pre-existing relationships
with third-party lenders	-	-	-	-	36,820	-	-	-
Loan loss provision one-time addition	-	-	-	-	3,091	-	-	-
Unrealized foreign exchange (gains)/losses	14	(5)	(158)	(47)	306	(7)	(70)	(14)
Branch closures costs	-	-	-	-	-	908	666	-
Impairment of property and equipment	-	-	-	-	3,017	-	408	-
Revenue impact related to transitioning
to a direct lending model	-	-	-	-	3,210	316	-	-
Income impact for separately accounting
for the acquired loan portfolio	-	-	-	-	1,373	1,425	1,132	640
Charges related to restatement of fiscal
2012 quarters	-	-	-	-	-	-	-	904
Effective interest component
of retention payments	5,561	5,107	5,112	5,391	1,885	554	472	1,602
Adjusted EBITDA	$11,835	$12,855	$11,161	$9,435	$2,428	$6,960	$11,191	$9,811

SOURCE: The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information:

For further information, please contact:

Gordon J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118.
Craig Warnock, Chief Financial Officer, (780) 732-5683.

Investor Relations are provided by Hayden IR. Contact is Brett Mass, Managing Partner. Contact: (646) 536-7331 (Office); or, (480) 861-2425 (Mobile).

CO: The Cash Store Financial Services Inc.

CNW 16:17e 06-FEB-13